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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69608

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PNFP CAPITAL MARKETS, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

150 3RD AVE., SUITE 900

(No. and Street)

NASHVILLE   TN   37201

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROGER OSBORNE   (615) 743-8455

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBMC, PC

(Name – if individual, state last, first, middle name)

201 FRANKLIN RD, BOX 1869   BRENTWOOD   TN   37024

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 RMS

OATH OR AFFIRMATION

I, ROGER OSBORNE _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
PNFP CAPITAL MARKETS, INC. _____ , as
of DECEMBER 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                                                  Signature

                                                                              CEO
                                                                                  _____
                                                                                  Title

_____
            Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNFP CAPITAL MARKETS, INC.

Financial Statements
For the Fiscal Year End
December 31, 2018
With
Report of Independent Registered Public Accounting Firm



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of PNFP Capital Markets, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PNFP Capital Markets, Inc. as of December 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of PNFP Capital Markets, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PNFP Capital Markets, Inc.'s management. Our responsibility is to express an opinion on PNFP Capital Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PNFP Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information on page 10 has been subjected to audit procedures performed in conjunction with the audit of PNFP Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of PNFP Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LBMC, PC

We have served as PNFP Capital Markets, Inc.'s auditor since 2016.

Brentwood, Tennessee
February 21, 2019

PNFP CAPITAL MARKETS, INC.
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	132,506
Prepaid expenses and other assets		65,349
Accounts receivable, net		25,000
Total Assets	$	222,855

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$	2,110
Deferred revenue		32,500
Payable to Parent, net		17,979
Total Liabilities		52,589

Stockholder's equity

Common stock, no par value, 100 shares authorized and issued		-
Additional paid-in capital		850,000
Retained earnings (deficit)		(679,734)
Total Stockholder's Equity		170,266
Total Liabilities and Stockholder's Equity	$	222,855

PNFP CAPITAL MARKETS, INC.
Statement of Income
For the Year Ended December 31, 2018

Revenues

Investment banking fees	$	127,500
Total revenues		127,500

Expenses

Personnel compensation and benefits	351,063
Business insurance	73,664
IT, data and communications	47,579
Professional services	46,308
Occupancy and equipment	29,296
Administrative and office expense	26,403
Travel, meals and entertainment	16,621
Licenses and registration	6,760
Other expenses	26,162
Total expenses	623,856
Loss before income taxes	(496,356)
Income taxes benefit	(124,390)
Net loss	$ (371,966)

PNFP CAPITAL MARKETS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2018

| | Common Stock | | Additional Paid-in | Retained Earnings | |
	Shares	Par Value	Capital	(Deficit)	Total
Balance at December 31, 2017	100	$0	$ 600,000	$ (307,768)	$ 292,232
Capital contribution			250,000		250,000
Net loss				(371,966)	(371,966)
Balance at December 31, 2018	100	$0	$ 850,000	$ (679,734)	$ 170,266

See accompanying notes.

PNFP CAPITAL MARKETS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities		
Net loss before -	$	(371,966)
Item which does not affect cash:		
Bad debt expense		20,000
Adjustments to reconcile net loss to cash used in operating activities:		
Change in accounts receivable		(35,000)
Change in prepaid expenses and other assets		(53,449)
Change in accounts payable		(994)
Change in deferred revenues		32,500
Change in payable to Parent		(34,329)
Net cash used by operating activities		(443,238)
Cash flows from financing activities		
Proceeds from capital contribution		250,000
Net cash provided by financing activities:		250,000
Net decrease in cash and cash equivalents		(193,238)
Cash and cash equivalents		
Beginning of period		325,744
End of period	$	132,506

See accompanying notes.

5

PNFP CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2018

1. Organization

PNFP Capital Markets, Inc. (the "Company") is wholly-owned subsidiary of Pinnacle Bank ("Parent" or "Stockholder"), incorporated in Tennessee in February 2015. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), since October 2015.

The Company's primary business is investment banking services, and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold funds or securities for customers and does not carry customer accounts.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents. The Company maintains its bank account in high credit quality institution. Deposits at times may exceed federally insured limits.

Allocation of Expenses
The Company entered into an expense-sharing agreement with its Parent in 2015. In accordance with that agreement, certain expenses relating to the personnel, general and administrative expenses and the shared facility in Nashville, Tennessee are allocated to the Company from its Parent. The allocation method is consistent with the business goals and objectives of the entities, and all expenses are allocated on a reasonable basis (one that attempts to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product). Allocations are re-evaluated in the event there are significant changes to the expenses at any time during the year.

Income Taxes
The Company entered into a tax-sharing agreement with Parent effective January 1, 2016. Under the tax sharing agreement, the Company is a member of the affiliated group. The allocation of taxes is based on each individual member's taxable income (loss), credits to tax and benefit of a deduction to the member who provided such deduction to the consolidated return. If the member incurs a tax loss that it cannot carry-back on a separate taxpayer basis, but may use as a carry-forward, and the tax loss is used to reduce the current consolidated liability, the member must record a current tax benefit and either receive payment from its Parent or offset payables owed to its Parent.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates including those related to income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, resulting in a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606).

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company earns revenue from the following advisory services: Merger & Acquisition; Private Placement of Debt & Equity; and Other Advisory & Consulting. The Company recognizes revenue for these advisory services as follows:

Merger and Acquisition Advisory: Revenue is based on the scope of work outlined in the engagement letter and generally includes a success fee based on a percentage of the transaction price and/or a retainer fee. Success fee revenue is recognized when the scope of work is completed, normally at the closing of the transaction. Retainer fee revenue is recognized as the scope of work is completed, normally at the transfer of services.

Private Placements of Debt and Equity: Revenue is based on the scope of work outlined in the engagement letter and generally includes a success fee based on a percentage of the transaction amount and/or a retainer fee. Success fee revenue is recognized when the scope of work is completed normally at the closing of the transaction. Retainer fee revenue is recognized as the scope of work is completed, normally at the transfer of services.

Other Advisory and Consulting: Revenue is based on the scope of work outlined in the engagement letter and is generally structured as an engagement fee or retainer fee. Engagement or retainer fee revenue is recognized as the scope of work is completed.

Revenue from all services is recognized as outlined above and in accordance with the Company's revenue recognition policy.

Application of the standard in 2018 using the modified retrospective approach had no effect on previously reported financial position and results of operations.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and, based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible.

New Accounting Pronouncement

In February 2016, the FASB issued ASU 2014-02, Leases (Topic 842), a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Date of Management's Review

Subsequent events were evaluated through February 21, 2019, the date the financial statements were available to be issued.

3. Related Party Transactions

The Company has an expense sharing agreement with its Parent. Under the terms of this agreement, the Company pays the Parent monthly for allocated expenses such as personnel services, occupancy and other administrative costs provided to the Company. Allocated expenses amounted to $414,149 for the year ending December 31, 2018. Also, in accordance with the tax sharing agreement, the Company either receives payments from its Parent for current tax benefits (refer to Note 4) or offsets payables owed to its Parent. As of December 31, 2018, the Company had a net payable to Parent of $17,979.

4. Income Tax

The Company does not have any material differences between the rate it provides for income taxes and the statutory rate.

The provision for income taxes benefit is composed of the following:

Current		
Federal	$	(98,877)
State		(25,513)
	$	(124,390)

5. Net Capital

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $92,417 which was $87,417 in excess of its required net capital of $5,000, and its percentage of aggregate indebtedness to net capital was 21.74%.

6. Concentration of Revenue

Seventy-One (71%) percent of the revenue was earned from five customers.

7. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress through December 31, 2018.

8. Subsequent Events

On February 20, 2019, the Parent authorized and made a $250,000 capital contribution to the Company.

PNFP CAPITAL MARKETS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2018

NET CAPITAL:

Total stockholder's equity	$	170,266
Less:		
Prepaid expenses and other assets		65,349
Accounts receivables, net of related deferred revenue of $12,500		12,500
		77,849
Net capital before haircuts		92,417
Less haircuts		-
Net capital		92,417
Minimum net capital required		5,000
Excess net capital	$	87,417
Aggregate indebtedness	$	20,089
Percentage of aggregate indebtedness to net capital		21.74%

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2018.

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.

PNFP CAPITAL MARKETS, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.



EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 21, 2018

LBMC, PC
201 Franklin Road
PO Box 1869
Brentwood, TN   37024

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

PNFP Capital Markets, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2018.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: Roger Osborne

Title: President/CEO





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of PNFP Capital Markets, Inc.:

We have reviewed management's statements, included in the accompanying exemption reports, in which (1) PNFP Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which PNFP Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) PNFP Capital Markets, Inc. stated that PNFP Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. PNFP Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PNFP Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LBMC, PC

Brentwood, Tennessee
February 21, 2019